UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

EQUAL ENERGY LTD.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29390Q109

(CUSIP Number)

Nawar Alsaadi

2203 – 788 Richards Street

Vancouver, British Columbia, Canada V6B 0C7

(604) 564-2406
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 29390Q109

(1)	Name of Reporting Persons: Nawar Alsaadi

(2)	Check the Appropriate Box if a Member of a Group:

(a) [X]
(b) [ ]

(3)	SEC Use Only

(4)	Source of Funds: PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

(6)	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person with:

	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

(13)	Percent of Class Represented by Amount in Row (11): 0.0%

(14)	Type of Reporting Person: IN

CUSIP No. 29390Q109

(1)	Name of Reporting Persons: Adam Arthur Goldstein

(2)	Check the Appropriate Box if a Member of a Group:

(a) [X]
(b) [ ]

(3)	SEC Use Only

(4)	Source of Funds: PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person with:

	(7)	Sole Voting Power: 85,650

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 85,650

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 85,650

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

(13)	Percent of Class Represented by Amount in Row (11): 0.2%

(14)	Type of Reporting Person: IN

Item 1. Security and Issuer

This statement is filed with respect to the common shares of Equal Energy Ltd. (the “Issuer”), beneficially owned by Nawar Alsaadi and Adam Arthur Goldstein (collectively, the “Investors”) as of November 5, 2013 and amends and supplements the Schedule 13D filed on December 14, 2012, as amended on February 1, 2013 and March 20, 2013 (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The Investors are the beneficial owners of 85,650 shares or approximately 0.2% of the Issuer’s common shares. Mr. Alsaadi has the sole power to vote and sole power to dispose of zero common shares of the Issuer. Dr. Goldstein has the sole power to vote and sole power to dispose of 85,650 common shares of the Issuer.

The principal executive offices of the Issuer are located at 4801 Gaillardia Parkway, Suite 325, Oklahoma City, OK 73142.

Item 5. Interest in Securities of the Issuer

(a)	The Investors are the beneficial owners of 85,650 shares or approximately 0.2% of the Issuer’s common shares.

(b)	Mr. Alsaadi has the sole power to vote and sole power to dispose of zero common shares of the Issuer. Dr. Goldstein has the sole power to vote and sole power to dispose of 85,650 common shares of the Issuer.

(c)	During the past 60 days, Mr. Alsaadi has effected the following transactions in the Issuer’s common shares:

●	on October 31, 2013, he sold 27,500 shares at a price of $5.01 per share in exchange for gross proceeds of $137,775;

●	on November 1, 2013, he sold 181,200 shares at a price of $4.74 per share in exchange for gross proceeds of $858,888;

●	on November 4, 2013, he sold 91,300 shares at a price of $4.71 per share in exchange for gross proceeds of $430,023;

●	on November 5, 2013, he sold 55,700 shares at a price of $4.75 per share in exchange for gross proceeds of $264,575;

●	on November 6, 2013, he sold 57,100 shares at a price of $4.71 per share in exchange for gross proceeds of $268,941;

●	on November 7, 2013, he sold 8,300 shares at a price of $4.70 per share in exchange for gross proceeds of $39,010;

●	on November 8, 2013, he sold 4,000 shares at a price of $4.70 per share in exchange for gross proceeds of $18,800;

●	on November 11, 2013, he sold 409,900 shares at a price of $4.51 per share in exchange for gross proceeds of $1,848,649;

●	on November 12, 2013, he sold 78,600 shares at a price of $4.50 per share in exchange for gross proceeds of $353,700;

●	on November 13, 2013, he sold 124,000 shares at a price of $4.50 per share in exchange for gross proceeds of $558,000;

●	on November 14, 2013, he sold 88,500 shares at a price of $4.50 per share in exchange for gross proceeds of $398,250; and

●	on November 15, 2013, he sold 523,900 shares at a price of $4.50 per share in exchange for gross proceeds of $2,357,550.

During the past 60 days, Dr. Goldstein has not effected any transactions in the Issuer’s common shares.

(e)	On November 5, 2013, the Investors ceased to be the beneficial owners of more than 5% of the Issuer’s common shares.

Item 7. Materials to be Filed as Exhibits

Exhibit A – Letter to the Issuer from the Investors dated December 13, 2012 (previously filed)

Exhibit B – Joint Filing Agreement (previously filed)

Exhibit C – Settlement Agreement dated as of March 19, 2013 by and among the Investors and the Issuer (previously filed)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 15, 2013

Signature:	/s/ Nawar Alsaadi

Name/Title:	Nawar Alsaadi

Date:	November 15, 2013

Signature:	/s/ Adam Arthur Goldstein

Name/Title:	Adam Arthur Goldstein